Notice of 2003 Annual Meeting ● Proxy Statement

AMERICAN ELECTRIC POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215
www.aep.com

E. Linn Draper, Jr.
Chairman of the Board,
President and
Chief Executive Officer

March 24, 2003

Dear Shareholder:

This year's annual meeting of shareholders will be held at The Ohio State University's Fawcett Center, 2400 Olentangy River Road, Columbus, Ohio, on Wednesday, April 23, 2003, at 9:30 a.m.

Your Board of Directors and I cordially invite you to attend. Due to increased security procedures at the university's facilities, you should plan to arrive early. Please note that space limitations make it necessary to limit attendance to shareholders and one guest. Admission to the meeting will be on a first-come, first-served basis. Shareholders holding stock in brokerage accounts need to bring a copy of a brokerage statement reflecting stock ownership as of the record date.

During the course of the meeting there will be the usual time for discussion of the items on the agenda and for questions regarding AEP's affairs. Directors and officers will be available to talk individually with shareholders before and after the meeting.

Your vote is very important. Shareholders of record can vote in any one of the following three ways:

- **By Mail — Fill in, sign and date your enclosed proxy card and return it promptly in the enclosed postage-paid envelope.**
- **By Telephone — Call the toll-free telephone number on your proxy card to vote by phone.**
- **Via Internet — Visit the web site on your proxy card to vote via the Internet.**

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for you to vote your shares.

If you plan to attend the meeting and are a shareholder of record, please mark the "Annual Meeting" box on your proxy card or, if you are voting by telephone or Internet, follow the prompts when you vote. An admission ticket is included with the proxy card for each shareholder of record. However, if your shares are not registered in your own name, please advise the shareholder of record (your bank, broker, etc.) that you wish to attend. That firm must provide you with evidence of your ownership on March 4 which will enable you to gain admittance to the meeting.

Sincerely,



NOTICE OF 2003 ANNUAL MEETING

American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, Ohio 43215

TIME . . . . 9:30 a.m. on Wednesday, April 23, 2003

PLACE . . . . Fawcett Center
The Ohio State University
2400 Olentangy River Road
Columbus, Ohio

ITEMS OF BUSINESS . . . . (1) To elect 13 directors to hold office until the next annual meeting and until their successors are duly elected.
(2) To consider and act on such other matters, including the shareholder proposals described on pages 12 through 16 of the accompanying proxy statement, as may properly come before the meeting.

RECORD DATE . . . . Only shareholders of record at the close of business on March 4, 2003, are entitled to notice of and to vote at the meeting or any adjournment thereof.

ANNUAL REPORT . . . . Appendix A to this proxy statement has AEP's audited financial statements and management's discussion and analysis of results of operations and financial condition. AEP's Summary Annual Report to Shareholders contains our chairman's letter to shareholders, condensed consolidated financial statements, and an independent auditors' report.

PROXY VOTING . . . . It is important that your shares be represented and voted at the meeting. Please vote in one of these ways:
(1) **MARK, SIGN, DATE AND PROMPTLY RETURN** the enclosed proxy card in the postage-paid envelope.
(2) **USE THE TOLL-FREE TELEPHONE NUMBER** shown on the proxy card.
(3) **VISIT THE WEB SITE** shown on your proxy card to vote via the Internet.

Any proxy may be revoked at any time prior to its exercise at the meeting.

March 24, 2003

Susan Tomasky
Secretary

Our annual meeting of shareholders also will be webcast at http://www.aep.com/go/webcasts at 9:30 a.m. on April 23, 2003.

Proxy Statement

March 24, 2003

Proxy and Voting Information

THIS PROXY STATEMENT and the accompanying proxy card are to be mailed to shareholders, commencing on or about March 24, 2003, in connection with the solicitation of proxies by the Board of Directors of American Electric Power Company, Inc., 1 Riverside Plaza, Columbus, Ohio 43215, for the annual meeting of shareholders to be held on April 23, 2003 in Columbus, Ohio.

Who Can Vote. Only the holders of shares of Common Stock at the close of business on March 4, 2003 are entitled to vote at the meeting. Each such holder has one vote for each share held on all matters to come before the meeting. On that date, there were 394,993,420 shares of AEP Common Stock, $6.50 par value, outstanding.

How You Can Vote. Shareholders of record can give proxies by (i) mailing their signed proxy cards, (ii) calling a toll-free telephone number or (iii) using the Internet. The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been properly recorded. Instructions for shareholders of record who wish to use the telephone or Internet voting procedures are set forth on the enclosed proxy card.

When proxies are returned, the shares represented thereby will be voted by the persons named on the proxy card or by their substitutes in accordance with shareholders' directions. If a proxy card is signed and returned without choices marked, it will be voted for the nominees for directors listed on the card and as recommended by the Board of Directors with respect to other matters. The proxies of shareholders who are participants in the Dividend Reinvestment and Stock Purchase Plan include both the shares registered in their names and the whole shares held in their Plan accounts on March 4, 2003.

Revocation of Proxies. A shareholder giving a proxy may revoke it at any time before it is exercised at the meeting by giving notice of its revocation to the Company, by executing another proxy dated after the proxy to be revoked, or by attending the meeting and voting in person.

How Votes are Counted. Under New York law, abstentions and broker non-votes do not count in the determination of voting results and have no effect on the vote. The determination by the shareholders of the shareholder proposals is based on votes "for" and "against", with abstentions and broker non-votes not counted as "against" votes but counted in the determination of a quorum. Unvoted shares are termed "non-votes" when a nominee holding shares for beneficial owners has not received instructions from the beneficial owner and may not exercise discretionary voting power on certain matters, but with respect to other matters may vote pursuant to discretionary authority or beneficial owner instructions.

Your Vote is Confidential. It is AEP's policy that shareholders be provided privacy in voting. All proxies, voting instructions and ballots, which identify shareholders, are held confidential, except as may be necessary to meet any applicable legal requirements. We direct proxies to an independent third-party tabulator, who receives, inspects, and tabulates them. Voted proxies and ballots are not seen by nor reported to AEP except (i) in aggregate number or to determine if (rather than how) a shareholder has voted, (ii) in cases where shareholders write comments on their proxy cards, or (iii) in a contested proxy solicitation.

Multiple Copies of Annual Report or Proxy Statement to Shareholders. Securities and Exchange Commission rules provide that more than one annual report or proxy statement need not be sent to the same address. This practice is commonly called "householding" and is intended to eliminate duplicate mailings of shareholder documents. Mailing of your annual report or proxy statement is being householded indefinitely unless you instruct us otherwise. If more than one annual report or proxy statement is being sent to your address, at your request, mailing of the duplicate copy to the account you select will be discontinued. If you wish to resume or discontinue receiving separate annual reports or proxy statements at the same address, you may call our transfer agent, EquiServe Trust Company, N.A., at 800-328-6955 or write to them at P.O. Box 2500, Jersey City, NJ 07303-2500. The change will be effective 30 days after receipt. We will deliver promptly upon oral or written request a separate copy of the annual report or proxy statement to a shareholder at a shared address. To receive a separate copy of the annual report or proxy statement, contact AEP Shareholder Direct at 800-551-1AEP (1237) or write to AEP, attention: Financial Reporting, at 1 Riverside Plaza, Columbus, OH 43215.

1. Election of Directors

THIRTEEN DIRECTORS are to be elected by a plurality of the votes cast at the meeting to hold office until the next annual meeting and until their successors have been elected. AEP's By-Laws provide that the number of directors of AEP shall be such number, not less than 9 nor more than 17, as shall be determined from time to time by resolution of AEP's Board of Directors.

The 13 nominees named on pages 3-7 were selected by the Board of Directors on the recommendation of the Committee on Directors and Corporate Governance of the Board. The proxies named on the proxy card or their substitutes will vote for the Board's nominees, unless instructed otherwise. Shareholders may withhold authority to vote for any or all of such nominees on the proxy card. All of the Board's nominees were elected by the shareholders at the 2002 annual meeting. It is not expected that any of the nominees will be unable to stand for election or be unable to serve if elected. In the event that a vacancy in the slate of nominees should occur before the meeting, the proxies may be voted for another person nominated by the Board of Directors or the number of directors may be reduced accordingly.

Cumulative Voting. Shareholders have the right to vote cumulatively for the election of directors. This means that in the voting at the meeting each shareholder, or his proxy, may multiply the number of his shares by the number of directors to be elected and then cast the resulting total number of votes for a single nominee, or distribute such votes on the ballot among any two or more nominees as desired. The proxies designated by the Board of Directors will not cumulate the votes of the shares they represent.

Biographical Information. The following brief biographies of the nominees include their principal occupations, ages on the date of this statement, accounts of their business experience and names of certain companies of which they are directors. Data with respect to the number of shares of AEP's Common Stock, options exercisable within 60 days and stock-based units beneficially owned by each of them appears on page 29.

Nominees For Director



E. R. Brooks

Retired Chairman and Chief Executive Officer, Central and South West Corporation, Granbury, Texas

Age 65

Director since 2000

Received his B.S. (electrical engineering) from Texas Tech University in 1961. Chairman and chief executive officer of Central and South West Corporation (February 1991-June 2000). Served as CSW's president from February 1991 to July 1997. A director of Hubbell, Inc. A trustee of Baylor Health Care Center, Dallas, Texas, Hardin-Simmons University, Abilene, Texas, and Texas Tech University, Lubbock, Texas.



Donald M. Carlton

Retired President and Chief Executive Officer, Radian International LLC, Austin, Texas

Age 65

Director since 2000

Received his B.A. from the University of St. Thomas in Houston in 1958 and Ph.D. (organic chemistry) from the University of Texas at Austin in 1962. President and chairman of Radian Corporation, an engineering and technology firm (1969-1995). President and chief executive officer of Radian International LLC (1996-1998). A director of National Instruments Corporation and Valero Energy Corporation and trustee of 26 mutual funds in the Smith Barney/Citi fund complex.



John P. DesBarres

Investor/Consultant, Park City, Utah

Age 63

Director since 1997

Received an associate degree in electrical engineering from Worcester Junior College in 1960 and completed the Harvard Business School Program for Management Development in 1975 and the Massachusetts Institute of Technology Sloan School Senior Executive Program in 1984. Joined Sun Company (petroleum and natural gas) in 1963, holding various positions until 1979, when he was elected president of Sun Pipe Line Company (1979-1988) (crude oil/products). Chairman, president and chief executive officer of Sante Fe Pacific Pipelines, Inc. (1988-1991) (petroleum products pipeline). President and chief executive officer (1991-1995) and chairman (1992-1995) of Transco Energy Company (natural gas). A director of Texas Eastern Products Pipeline Company, which is the general partner of TEPPCO Partners, L.P., and Penn Virginia GP, LLC, an indirect wholly-owned subsidiary of Penn Virginia Corporation and the general partner of Penn Virginia Resource Partners, L.P.

Nominees For Director — continued



E. Linn Draper, Jr.

Chairman, President and Chief Executive Officer of AEP and AEP Service Corporation; Chairman and Chief Executive Officer of other major AEP subsidiaries

Age 61

Director since 1992

Received his B.A. and B.S. (chemical engineering) degrees from Rice University in 1964 and 1965, respectively, and Ph.D. (nuclear engineering) in 1970 from Cornell University. Joined Gulf States Utilities Company, an unaffiliated electric utility, in 1979. Chairman of the board, president and chief executive officer of Gulf States (1987-1992). Elected president of AEP and president and chief operating officer of AEP Service Corporation in March 1992 and chairman of the board and chief executive officer of AEP and all of its major subsidiaries in April 1993. A director of BCP Management, Inc., which is the general partner of Borden Chemicals and Plastics L.P.



Robert W. Fri

Visiting Scholar, Resources for the Future, Washington, D.C.

Age 67

Director since 1995

Holds a B.A. from Rice University and an M.B.A. from Harvard Business School. Associated with McKinsey & Company, Inc., management consulting firm, from 1963 to 1971 and again from 1973 to 1975, being elected a principal in the firm in 1968. From 1971 to 1973, served as first Deputy Administrator of the Environmental Protection Agency, becoming Acting Administrator in 1973. Was first Deputy and then Acting Administrator of the Energy Research and Development Administration from 1975 to 1977. From 1978 to 1986 was President of Energy Transition Corporation. President and director of Resources for the Future (non-profit research organization) from 1986 to 1995 and became senior fellow emeritus in 1996. Director, National Museum of Natural History (Smithsonian Institution) (1996-2001). Assumed his present position with Resources for the Future in 2001.

Nominees For Director — continued



William R. Howell

Chairman Emeritus, J. C. Penney Company, Inc., Dallas, Texas

Age 67

Director since 2000

Received his B.B.A. from the University of Oklahoma in 1958. Joined J.C. Penney Company (major retailer) in 1958 and held various managerial positions. Chairman of the board of J. C. Penney Company from 1983 to January 1997 and also chief executive officer from 1983 to January 1996. Chairman emeritus of J. C. Penney Company (1997-present). A director of Deutsche Bank Trust Company Americas, Exxon Mobil Corporation, Halliburton Company, Pfizer Inc., Viseon, Inc. and The Williams Companies, Inc.



Lester A. Hudson, Jr.

Professor of Business Strategy, Clemson University, Greenville, South Carolina

Age 63

Director since 1987

Received a B.A. from Furman University in 1961, an M.B.A. from the University of South Carolina in 1965 and Ph.D. (industrial management) from Clemson University in 1997. Joined Dan River Inc. (textile fabric manufacturer) in 1970 and was elected president and chief operating officer in 1981 and chief executive officer in 1987. Resigned from Dan River in 1990. Joined WundaWeve Carpets, Inc. (carpet manufacturer) as chairman, president and chief executive officer in 1990. Chairman of WundaWeve in 1991. Vice chairman of WundaWeve (1993-1995). Chairman, H&E Associates (investment firm), 1995-1998. Assumed his present position with Clemson University in 1998. A director of American National Bankshares Inc. and trustee of The Sirrine Foundation and Furman University Advisory Council.



Leonard J. Kujawa

International Energy Consultant, Atlanta, Georgia

Age 70

Director since 1997

Received his B.B.A. in 1954 and M.B.A. in 1955 from the University of Michigan. Joined Arthur Andersen LLP (accounting and consulting firm) in 1957 and became a partner in 1968, specializing in the electric and telecommunications industries. Worldwide Director Energy and Telecommunications (1985-1995). Retired in 1995. Certified public accountant and independent international energy consultant. A director of Schweitzer-Mauduit International, Inc.

Nominees For Director — continued



Richard L. Sandor

Chairman and Chief Executive Officer, Environmental Financial Products LLC and Chicago Climate Exchange, Inc., Chicago, Illinois

Age 61

Director since 2000

Received his B.A. from City University of New York, Brooklyn College, and Ph.D. (economics) from the University of Minnesota. Chairman and chief executive officer of Environmental Financial Products LLC (develops and trades in new environmental, financial and commodity markets) since March 1993. Chairman and chief executive officer of Chicago Climate Exchange, Inc. (a self-regulatory exchange that administers a voluntary greenhouse gas reduction and trading program for North America) since January 2003. A research professor at the Kellogg Graduate School of Management at Northwestern University. Second vice chairman of the Chicago Board of Trade (1997-1998). A director of Nasdaq LIFFE, Markets (NQLX), Intercontinental Exchange and Sustainable Performance Group.



Thomas V. Shockley, III

Vice Chairman of AEP; Vice Chairman and Chief Operating Officer, AEP Service Corporation

Age 57

Director since 2000

Received his B.S. (electrical engineering) from Texas A&I University in 1967 and M.S. (electrical engineering) from the University of Texas at Austin in 1969. Executive vice president (1990-1997) and president and chief operating officer (1997-2000) of Central and South West Corporation. Elected vice chairman of AEP and of AEP Service Corporation in 2000 and chief operating officer of AEP Service Corporation in October 2001.



Donald G. Smith

Chairman of the Board, President, Chief Executive Officer and Treasurer of Roanoke Electric Steel Corporation, Roanoke, Virginia

Age 67

Director since 1994

Joined Roanoke Electric Steel Corporation (steel manufacturer) in 1957. Held various positions with Roanoke Electric Steel before being named president and treasurer in 1985, chief executive officer in 1986 and chairman of the board in 1989.

Nominees For Director — continued



Linda Gillespie Stuntz

Partner, Stuntz, Davis & Staffier, P.C., attorneys, Washington, D.C.

Age 48

Director since 1993

Holds an A.B. from Wittenberg University (1976) and J.D. from Harvard Law School (1979). Private practice of law (1979-1981). U.S. House of Representatives, Committee on Energy and Commerce: Associate Minority Counsel, Subcommittee on Fossil and Synthetic Fuels (1981-1986) and Minority Counsel and Staff Director (1986-1987). Private practice of law (1987-1989). U.S. Department of Energy (1989-1993): Acting Deputy Secretary (January 1992-July 1992) and Deputy Secretary (July 1992-January 1993). Returned to the private practice of law in March 1993. A director of Schlumberger Limited and the Electricity Innovation Institute.



Kathryn D. Sullivan

President and Chief Executive Officer, COSI Columbus, Columbus, Ohio

Age 51

Director since 1997

Received her B.S. from the University of California and Ph.D. from Dalhousie University. NASA space shuttle astronaut (1978-1993). Chief Scientist at the National Oceanic and Atmospheric Administration (1993-1996). Became president and chief executive officer of Columbus' science museum COSI (Center of Science & Industry) in 1996. U.S. Naval Reserve Officer. A director of Abercrombie & Fitch Co.

Dr. Draper and Mr. Shockley are directors of certain subsidiaries of AEP with one or more classes of publicly held preferred stock or debt securities and other subsidiaries of AEP.

7

AEP's Board of Directors and Committees

UNDER NEW YORK LAW, AEP is managed under the direction of the Board of Directors. The Board establishes broad corporate policies and authorizes various types of transactions, but it is not involved in day-to-day operational details. During 2002, the Board held eight regular and five special meetings.

The Board has seven standing committees and the table below provides membership and meeting information for each of them. The functions of the committees are described in the paragraphs following the table.

DIRECTOR	BOARD COMMITTEES						
	Audit	Directors and Corporate Governance	Policy	Executive	Finance	Human Resources	Nuclear Oversight
Mr. Brooks			X		X		X
Dr. Carlton	X (Chair)		X	X			X
Mr. DesBarres			X	X		X (Chair)	X
Dr. Draper				X (Chair)			
Mr. Fri			X (Chair)			X	X
Mr. Howell		X	X			X	
Dr. Hudson	X	X (Chair)	X				
Mr. Kujawa	X	X	X				
Dr. Sandor		X	X		X		
Mr. Shockley							
Mr. Smith			X			X	X
Ms. Stuntz		X	X	X	X (Chair)		
Dr. Sullivan	X		X				X (Chair)
2002 Meetings	9	3	3	0	5	7	4

During 2002, no incumbent director attended fewer than 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees on which he or she served.

Corporate Governance

The Company regularly monitors developments in the area of corporate governance. In July 2002, Congress passed the Sarbanes-Oxley Act which, among other things, sets forth a number of new corporate governance standards and disclosure requirements. When effective, many of the requirements may be subject to transitional provisions. In anticipation of the final effectiveness of these requirements, the Board of Directors and several of its Committees have initiated actions to pre-comply with certain rules. These actions include (i) adopting an amended Audit Committee Charter, which reflects certain changes required under the Sarbanes-Oxley Act; (ii) adopting a set of Corporate Governance Principles; (iii) drafting amended charters for the Human Resources Committee and the Directors and Corporate Governance Committee; and (iv) conducting preliminary evaluations of the independence of each member of the Board. A copy of the new Audit Committee Charter is attached hereto as Exhibit A. A copy of the Corporate Governance Principles is available on the Company's website at *www.AEP.com.*

The Company, the Board and the Directors and Corporate Governance Committee will continue to monitor the progress of pending corporate governance legislation and related rule-making initiatives and will continue to evaluate Committee charters, duties and responsibilities with the intention of maintaining full compliance.

The ***Committee on Directors and Corporate Governance*** is responsible for:

1. Recommending the size of the Board within the boundaries imposed by the By-Laws.

2. Recommending selection criteria for nominees for election or appointment to the Board.

3. Conducting independent searches for qualified nominees and screening the qualifications of candidates recommended by others.

4. Recommending to the Board for its consideration one or more nominees for appointment to fill vacancies on the Board as they occur and the slate of nominees for election at the annual meeting.

5. Reviewing and making recommendations to the Board with respect to the compensation of directors and corporate governance.

The Committee on Directors and Corporate Governance will consider shareholder recommendations of candidates to be nominated as directors of the Company. All such recommendations must be in writing and addressed to the Secretary of the Company. By accepting a shareholder recommendation for consideration, the Committee on Directors and Corporate Governance does not undertake to adopt or take any other action concerning the recommendation, or to give the proponent its reasons for not doing so.

The ***Policy Committee*** is responsible for examining AEP's policies on major public issues affecting the AEP System, including environmental, industry change and other matters, as well as established System policies which affect the relationship of AEP and its subsidiaries to their service areas and the general public; for reporting periodically and on request to the Board and providing recommendations to the Board on such policy matters; and for counseling AEP management on any such policy matters presented to the Committee for consideration and study.

The ***Executive Committee*** is empowered to exercise all the authority of the Board of Directors, subject to certain limitations prescribed in the By-Laws, during the intervals between meetings of the Board. Meetings of the Executive Committee are convened only in extraordinary circumstances.

The ***Finance Committee*** monitors and reports to the Board with respect to the capital requirements and financing plans and programs of AEP and its subsidiaries including, among other things, reviewing and making recommendations as it considers appropriate concerning the short and long-term financing plans and programs of AEP and its subsidiaries.

9

The **Human Resources Committee** is responsible for ensuring that the executive officers and other key employees of the Company and its subsidiaries are fairly and appropriately compensated in accordance with the Company's compensation strategy, internal equity considerations and competitive practices. The Committee also communicates the Company's compensation policies to shareholders (as required by the Securities and Exchange Commission and other regulatory bodies) and plays an oversight role in employee compensation, employee benefit programs, safety, workforce diversity, senior management succession planning, the annual merit budget and related issues.

The **Nuclear Oversight Committee** is responsible for overseeing and reporting to the Board with respect to the management and operation of AEP's nuclear generation.

Audit Committee Disclosure

THE AUDIT COMMITTEE of the Board is responsible for, among other things, the appointment of the independent auditors for the Company; reviewing with the auditors the plan and scope of the audit and audit fees; the monitoring of the adequacy of reporting and internal controls and meeting periodically with internal and independent auditors. In February 2003 the Board approved and adopted an amended Audit Committee Charter. A more detailed discussion of the purposes, duties and responsibilities of the Audit Committee is found in the Audit Committee Charter, which is attached to this Proxy Statement as Exhibit A.

Consistent with the rules of the New York Stock Exchange, all members of the Audit Committee are independent. The Board of Directors has determined that Mr. Kujawa is an audit committee financial expert as defined by the Securities and Exchange Commission.

Audit Committee Report

THE AUDIT COMMITTEE reviews AEP's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent auditors. Management represented to the Committee that AEP's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication With Audit Committees).

In addition, the Committee has discussed with the independent auditors, the auditor's independence from AEP and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees).

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in AEP's Annual Report on Form 10-K for the year ended December 31, 2002, for filing with the Securities and Exchange Commission.

Audit Committee Members

Donald M. Carlton, Chair	Leonard J. Kujawa
Lester A. Hudson, Jr.	Kathryn D. Sullivan

Directors Compensation and Stock Ownership Guidelines

Annual Retainers and Meeting Fees. Directors who are officers of AEP or employees of any of its subsidiaries do not receive any compensation, other than their regular salaries and the accident insurance coverage described below, for attending meetings of AEP's Board of Directors. The other members of the Board receive an annual retainer of $35,000 for their services, an additional annual retainer of $5,000 for each Committee that they chair (except for the Chairman of the Audit Committee, who receives an annual retainer of $15,000), a fee of $1,200 for each meeting of the Board and of any Committee that they attend (except a meeting of the Executive Committee held on the same day as a Board meeting), and a fee of $1,200 per day for any inspection trip or conference. Members of the Audit Committee (other than the Chairman) also receive an annual retainer of $10,000.

Deferred Compensation and Stock Plan. The Deferred Compensation and Stock Plan for Non-Employee Directors permits non-employee directors to choose to receive up to 100 percent of their annual Board retainer in shares of AEP Common Stock and/or units that are equivalent in value to shares of Common Stock ("Stock Units"), deferring receipt by the non-employee director until termination of service or for a period that results in payment commencing not later than five years thereafter. AEP Common Stock is distributed and/or Stock Units are credited to directors, as the case may be, when the retainer is payable, and are based on the closing price of the Common Stock on the payment date. Amounts equivalent to cash dividends on the Stock Units accrue as additional Stock Units. Payment of Stock Units to a director from deferrals of the retainer and dividend credits is made in cash or AEP Common Stock, or a combination of both, as elected by the director.

Stock Unit Accumulation Plan. The Stock Unit Accumulation Plan for Non-Employee Directors annually awards 1,200 Stock Units to each non-employee director as of the first day of the month in which the non-employee director becomes a member of the Board. Amounts equivalent to cash dividends on the Stock Units accrue as additional Stock Units. Stock Units are paid to the director in cash upon termination of service unless the director has elected to defer payment for a period that results in payment commencing not later than five years thereafter.

Insurance. AEP maintains a group 24-hour accident insurance policy to provide a $1,000,000 accidental death benefit for each director. The current policy, effective September 1, 2001 through September 1, 2004, has a premium of $31,050. In addition, AEP pays each director (excluding officers of AEP or employees of any of its subsidiaries) an amount to provide for the federal and state income taxes incurred in connection with the maintenance of this coverage ($622 for 2002).

Central and South West Corporation Programs. AEP is continuing a memorial gift program for former CSW directors and executive officers who had been previously participating in this program. The five former CSW directors who are members of AEP's Board are participants. Under this program, AEP makes donations in a director's name to up to three charitable organizations in an aggregate amount of up to $500,000, payable by AEP upon such person's death. AEP maintains corporate-owned life insurance policies to support the program. The annual premiums paid by AEP are based on pooled risks and averaged $2,497 per participant for 2002.

Stock Ownership Guidelines. AEP's Board of Directors considers stock ownership in AEP by management to be of great importance. Such ownership enhances management's commitment to the future of AEP and further aligns management's interests with those of AEP's shareholders. In keeping with this philosophy, the Board has adopted minimum stock ownership guidelines for non-employee directors. The target for each non-employee director is 2,000 shares of AEP Common Stock and/or Stock Units, with such ownership to be acquired by the end of the third year of service. All non-employee directors have met their stock ownership guidelines. For further information as to the guidelines for AEP's executive officers, see the

Board Human Resources Committee Report on Executive Compensation below under the caption *Stock Ownership Guidelines.*

Insurance

THE DIRECTORS and officers of AEP and its subsidiaries are insured, subject to certain exclusions, against losses resulting from any claim or claims made against them while acting in their capacities as directors and officers. The American Electric Power System companies are also insured, subject to certain exclusions and deductibles, to the extent that they have indemnified their directors and officers for any such losses. Such insurance, effective January 1, 2003 through December 31, 2003, is provided by: Associated Electric & Gas Insurance Services, Energy Insurance Mutual, Zurich American Insurance Company, Zurich Specialties London (UK) Ltd., National Union Fire Insurance Company of Pittsburgh, PA, Federal Insurance Company, Starr Excess International and Oil Casualty Insurance Limited. The total cost of this insurance is $18,327,168.

Fiduciary liability insurance provides coverage for AEP System companies, their directors and officers, and any employee deemed to be a fiduciary or trustee, for breach of fiduciary responsibility, obligation, or duties as imposed under the Employee Retirement Income Security Act of 1974. This coverage, provided by Associated Electric & Gas Insurance Services, Federal Insurance Company and Zurich American Insurance Company, was renewed, effective July 1, 2000 through June 30, 2003, for a cost of $355,350.

2. First Shareholder Proposal

A SHAREHOLDER, First Investors Trust, 370 Seventeenth Street, Denver, Colorado 80202, has informed the Company that it intends to present the proposal set forth below at the meeting. First Investors Trust states that it is the beneficial owner of 22,276 shares of our Common Stock.

Resolved, that the shareholders of American Electric Power (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

Directors' Recommendation

Your Board of Directors recommends a vote AGAINST the preceding shareholder proposal for the following reasons:

The shareholder proposal requests that the Board of the Company adopt an executive compensation policy that all future stock option grants to senior executives be performance-based. According to the proposal, a stock option is performance-based "if the option exercise price is indexed or linked to an industry peer group stock performance index so that options have value only to the extent that the Company's stock price performance exceeds the peer group performance level." The Board believes that it is appropriate and necessary for the Human Resources Committee of the Board to retain the flexibility to fashion stock option grants in a manner it believes to be necessary to attract and retain the senior executives essential to our future success. AEP grants all stock based compensation under the American Electric Power System 2000 Long-Term Incentive Plan, which was approved by shareholders at the 2000 annual meeting and all stock options granted by AEP are already performance-based because the exercise price equals or exceeds the

fair market value of AEP's Common Stock at the time of grant. Therefore, no economic benefit is conferred to the optionee unless the stock increases in value subsequent to the grant date. As such, AEP stock option grants already motivate executives to maximize long-term corporate value because executive compensation is aligned with the interest of shareholders. To go further by compelling the Company to grant options with conditions or other terms (such as those contained in the shareholder proposal) that are inconsistent with competitive compensation practices could place the Company at a substantial disadvantage in attracting and retaining highly qualified senior executives.

In addition to the competitive disadvantages of proponent's proposal, implementing the shareholder proposal would also have negative tax consequences. In the event that the shareholder proposal resulted in a downward adjustment to the option price, implementation of the shareholder proposal would disqualify the Company's stock options as performance-based compensation under Internal Revenue Code regulations, thereby limiting the deductibility of compensation attributable to options to the ultimate disadvantage of shareholders. The Internal Revenue Code §162(m) limits the deductibility of compensation expense over $1 million paid to specified executives. Specific performance-based compensation meeting IRS criteria is excluded from the calculation to determine whether the $1 million cap has been exceeded. If the exercise price of a stock option were less than the fair market value of the stock on the date of grant of the option, any compensation arising from the exercise would not qualify as performance-based compensation and, thus, would be includable as compensation subject to the $1 million limit on deductibility.

There also may be serious accounting consequences for the Company's financial reporting in implementing the shareholder proposal. Accounting Principles Board Opinion No. 25, FAS 123 and FASB Interpretation No. 44 provide the accounting and financial reporting guidance relative to stock options. The measurement date for determining compensation costs for stock options is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the stock option price. If executives' stock options were indexed in accordance with the shareholder proposal, the Company would have to re-measure the compensation cost related to these stock options at each quarterly financial reporting period and recognize that expense over the period the employee performs the related services. Accordingly, if the shareholder proposal were adopted, the additional compensation expense would negatively impact the Company's reported financial performance as compared to other companies.

In summary, the Board believes that implementation of this shareholder proposal could have serious competitive, tax and financial consequences to the Company and that the Company already achieves an appropriate mix of performance based incentive compensation through its current compensation program.

Accordingly, the Board of Directors recommends a vote **AGAINST** the above proposal.

Vote Required.   Approval of this proposal requires the affirmative vote of holders of a majority of the shares of Common Stock present in person or by proxy at the meeting.

3. Second Shareholder Proposal

Two shareholders, Connecticut Retirement Plans & Trust Funds, 55 Elm Street, Hartford, Connecticut 06106, and the Christian Brothers Investment Services, Inc., 90 Park Avenue, New York, New York 10016, have informed the Company that they intend to present jointly the proposal set forth below at the meeting. The Connecticut Retirement Plans & Trust Funds states that it is the beneficial owner of 161,670 shares of our Common Stock. The Christian Brothers Investment Services, Inc. states that it is the beneficial owner of 119,940 shares of our Common Stock.

WHEREAS:

In 2000 power plants owned and operated by American Electric Power Corporation emitted more carbon dioxide, sulfur dioxide, nitrogen oxide and mercury into the atmosphere of the United States than the electric generating power plants owned by any other electric utility company.

In 2001 The Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

The United States government's "Climate Action Report – 2002", concluded that global climate change might harm the country. The report highlights risks to coastal communities in the Southeast due to sea level rise, water shortages throughout the West, and increases in the heat index and frequency of heat waves.

In July 2002, eleven state Attorneys General wrote President Bush, outlining their concern over the U.S. Climate Action Report's failure to recommend mandatory reductions of greenhouse gas emissions. They declared that States are being forced to fill the federal regulatory void through state-by-state regulation and litigation, increasing the ultimate costs of addressing climate change. They urged a reconsideration of his regulatory position, and adoption of a "comprehensive policy that will protect both our citizens and our economy."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments.

Standards for carbon dioxide emissions and other pollutants are emerging across multiple fronts. Ninety-seven countries have ratified the Kyoto Protocol, requiring carbon dioxide reductions. Massachusetts and New Hampshire have enacted legislation capping power plants emissions of carbon dioxide and other air pollutants.

We believe that taking early action on reducing emissions and preparing for standards could better position companies over their peers, including being first to market with new high-efficiency and low-emission technologies. Changing consumer preferences, particularly those relating to clean energy, should also be considered.

Inaction and opposition to emissions control efforts could expose companies to reputation and brand damage, and regulatory and litigation risk.

RESOLVED: Shareholders request that the Board of Directors report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability.)

Directors' Recommendation

Your Board of Directors recommends a vote AGAINST the preceding shareholder proposal for the following reasons:

As you know, AEP is the largest generator of electricity in the country. We utilize indigenous energy resources, largely coal and natural gas, to produce a reliable supply of affordable power for our customers. The size of our generation fleet and our use of fossil fuels is the primary reason why the Company is a large emitter of air emissions.

For many years, AEP has publicly disclosed its emissions of sulfur dioxide (SO2), nitrogen oxides (NOx), mercury (Hg) and carbon dioxide (CO2). From 1994 to 2001, our emissions of SO2 and NOx have fallen steadily, 35% and 30% respectively, as we have complied, at considerable expense, with various statutory and regulatory requirements. As a result of pollution controls installed to reduce SO2 and NOx emissions, our Hg emissions also have declined. The Company remains in full compliance with applicable emission limitations, many of which support attainment of national ambient air quality standards that are explicitly designed to protect public health and the environment, with an extra margin for safety. These emissions will decline substantially over the next decade as the Company complies with existing and new regulations.

The resolution relies on studies that claim serious human health impacts from power plant air emissions. There are other studies that have not found an association between power plant air emissions and human health effects. This contrary research is newer, more comprehensive and, unlike the cited research, has been subjected to the rigors of the scientific peer-review process. Importantly, the conclusions reached by this research have been validated by other studies. Given the benefits to the economy and the standard of living of the nation's citizens from reliable, low-cost electricity, it is critical that the government base future environmental control policies on sound science.

AEP believes that it has already addressed the issue of the economic risks associated with its emissions, and the public stance taken on proposed policies, in public communications and financial reports such as AEP's website, bi-annual environmental performance report and its Annual Report to Shareholders. The economic risks associated with past and present air emissions have been minimized or eliminated by the Company's compliance with existing laws and regulations. The Company fully intends to comply with future legal requirements pertaining to these emissions. The cost of compliance with future requirements that are still in development could be considerable, and the Company has factored those economic risks into its business strategy and disclosed the potential costs of compliance with specific regulations in its financial reports.

The Company advocates enactment of comprehensive legislation to reduce emissions of SO2, NOx and Hg so that compliance planning can be coordinated and collateral emission reductions maximized. Optimally, such legislation would establish reasonable emission reduction targets and compliance timetables based on sound science, utilize nationwide cap-and-trade programs for achieving compliance as cost-effectively as possible, protect fuel diversity and preserve the reliability of the nation's electric supply. With respect to CO2 emissions, the Company for many years has been a leader in pursuing voluntary actions to reduce, avoid and sequester greenhouse gas (GHG) emissions. The Company recently expanded on its commitment in this area by joining the Chicago Climate Exchange, a pilot GHG emission reduction and trading program, under which the Company is obligated to reduce or offset 18 million tons of CO2 emissions from 2003-2006.

Based on current emission reduction technologies, there are no direct economic benefits to shareholders from existing or future emission reduction programs. Substantial reductions in emissions can only be accomplished at a capital cost of billions of dollars to retrofit existing plants with advanced pollution control technology and/or replace a significant percent of capacity with new generation that emits lower levels of these emissions. The Company's ability to recover these costs through the price of electricity charged to customers is subject to public utility commission approval in states that regulate generation, and complete recovery is not assured. In states that have deregulated generation costs, market prices would dictate the extent to which recovery is achieved. If a substantial portion of these costs is not recovered from customers, there could be a material adverse impact on shareholders.

Accordingly, your Board of Directors recommends a vote **AGAINST** this proposal.

Vote Required.   Approval of this proposal requires the affirmative vote of holders of a majority of the shares of Common Stock present in person or by proxy at the meeting.

Other Business

THE BOARD OF DIRECTORS does not intend to present to the meeting any business other than the election of directors.

If any other business not described herein should properly come before the meeting for action by the shareholders, the persons named as proxies on the enclosed card or their substitutes will vote the shares represented by them in accordance with their best judgment. At the time this proxy statement was printed, the Board of Directors was not aware of any other matters that might be presented.

Executive Compensation

THE FOLLOWING TABLE shows for 2002, 2001 and 2000 the compensation earned by the chief executive officer and the four other most highly compensated executive officers (as defined by regulations of the Securities and Exchange Commission) of AEP at December 31, 2002.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		Long-Term Compensation		All Other Compensation ($)(4)
				Awards	Payouts	
		Salary ($)(1)	Bonus ($)(2)	Securities Underlying Options(#)	LTIP Payouts($)(3)	
E. Linn Draper, Jr. — Chairman of the board, president and chief executive officer of the Company and the Service Corporation; chairman and chief executive officer of other subsidiaries	2002	1,054,038	-0-	350,000	-0-	135,417
	2001	913,500	682,090	-0-	311,253	123,217
	2000	850,000	485,775	700,000	-0-	106,699
Thomas V. Shockley, III — Vice chairman of the Company; vice chairman and chief operating officer of the Service Corporation; vice president and director of other subsidiaries (5)	2002	642,461	49,116	150,000	-0-	122,141
	2001	592,269	353,788	-0-	79,781	145,400
	2000	304,417	140,500	250,000	824,399	9,195,374
Henry W. Fayne — Executive vice president and director of the Service Corporation; vice president of the Company; president and director of other subsidiaries	2002	481,846	49,116	88,000	-0-	80,830
	2001	421,615	305,861	-0-	83,697	75,955
	2000	365,000	152,972	200,000	-0-	47,074
Holly K. Koeppel — Executive vice president of the Service Corporation; president and director of AEP Energy Services, Inc.; president or vice president and director of other subsidiaries (6)	2002	267,279	250,000	88,000	-0-	109,751
Susan Tomasky — Executive vice president – policy, finance and strategic planning, assistant secretary and director of the Service Corporation; vice president, secretary and chief financial officer of the Company; president and director of AEP Resources, Inc.; vice president and director of other subsidiaries	2002	451,731	49,116	88,000	-0-	79,373
	2001	411,577	300,365	-0-	54,455	73,853
	2000	355,000	148,780	200,000	-0-	47,946

(1) Amounts in the *Salary* column reflect an additional day of pay earned in 2001 and 2002 related to the number of calendar workdays and holidays in each year and AEP's conversion to bi-weekly pay periods.

(2) Amounts in the *Bonus* column reflect awards under the Senior Officer Annual Incentive Compensation Plan (SOIP) for 2000 and 2001, except for Mr. Shockley as disclosed in footnote 5 and Ms. Koeppel as disclosed in footnote 6. No SOIP awards were made for 2002. Payments pursuant to the SOIP are made in the first quarter of the succeeding fiscal year for performance in the year indicated. In addition, Messrs. Fayne and Shockley and Ms. Tomasky received payments of $49,116 each in February 2002 in recognition of their efforts in connection with a management reorganization.

(3) Amounts in the *Long-Term Compensation — Payouts* column reflect performance share units earned under the AEP 2000 Long-Term Incentive Plan for three-year performance periods

concluding at the end of the year shown, except for Mr. Shockley as disclosed in footnote 5. See below under *Long-Term Incentive Plans — Awards in 2002* and page 27 for additional information.

(4) Amounts in the *All Other Compensation* column, except for the additional compensation to Mr. Shockley and Ms. Koeppel as disclosed in footnotes 5 and 6, respectively, include (i) AEP's matching contributions under the AEP Retirement Savings Plan and the AEP Supplemental Retirement Savings Plan, a non-qualified plan designed to supplement the AEP Savings Plan; (ii) subsidiary companies director fees; (iii) vehicle allowance; (iv) split-dollar insurance; (v) above market earnings on deferred compensation; and (vi) imputed interest on a pay advance provided to employees impacted by a change in payroll schedule that shifted pay one week in arrears. Split-dollar insurance represents the present value of the interest projected to accrue for the employee's benefit on the insurance premium paid by AEP in February 2002. Cumulative net life insurance premiums paid are recovered by AEP at the later of retirement or 15 years. Detail of the 2002 amounts in the *All Other Compensation* column is shown below.

Item	Dr. Draper	Mr. Shockley	Mr. Fayne	Ms. Koeppel	Ms. Tomasky
Savings Plan Matching Contributions	$ 5,307	$ 9,000	$ 6,076	$ 7,212	$ 6,201
Supplemental Savings Plan Matching Contributions	42,540	35,668	25,850	10,441	24,149
Subsidiaries Directors Fees	17,450	17,450	16,200	200	16,500
Vehicle Allowance	14,400	12,000	12,000	10,800	12,000
Split-Dollar Insurance	54,573	45,726	20,174	7,799	20,006
Above Market Earnings on Deferred Compensation	—	2,296	—	—	—
Imputed Interest on Pay Advance	1,147	—	529	252	517

(5) Mr. Shockley joined AEP from Central and South West Corporation and became an executive officer when the merger with CSW was consummated on June 15, 2000. The *Salary* column for 2000 for Mr. Shockley shows the amount earned for his AEP service after the date of the merger. The amounts in the *Bonus* and *LTIP Payouts* columns for 2000 represent his prorated payment under the CSW Annual Incentive Plan and the value of Common Stock awarded under the CSW 1992 Long-Term Incentive Plan, respectively. He also received a payment of $9,154,924 under his change in control agreement with CSW that is included in the *All Other Compensation* column for 2000.

(6) No 2001 and 2000 compensation information is reported for Ms. Koeppel because she was not an executive officer in these years. The amount in the *Bonus* column represents a payment of $250,000 for successfully completing the sale of certain international investments. She also earned a retention payment of $68,750 under an agreement entered into with AEP in June 2001 and a $4,297 payment for tax preparation services required due to extended overseas business travel, both of which are included in the *All Other Compensation* column.

Option Grants in 2002

Name	Individual Grants				Grant Date Present Value ($)(3)
	Number of Securities Underlying Options Granted(#)(1)	Percent Of Total Options Granted to Employees In 2002(2)	Exercise or Base Price ($/Sh)	Expiration Date	
E. L. Draper, Jr.	350,000	12.0	27.06	09-25-2012	1,529,500
T. V. Shockley, III	150,000	5.1	27.06	09-25-2012	655,500
H. W. Fayne	88,000	3.0	27.06	09-25-2012	384,560
H. K. Koeppel	27,500	.9	27.06	09-25-2012	120,175
H. K. Koeppel	60,500	2.1	27.06	12-16-2012	286,770
S. Tomasky	88,000	3.0	27.06	09-25-2012	384,560

(1) Options were granted on September 25, 2002 and on December 16, 2002 to the executive officers named in the Summary Compensation Table, pursuant to the AEP Long-Term Incentive Plan. All options granted on September 25, 2002 have an exercise price equal to the closing price of AEP Common Stock on the New York Stock Exchange Composite Transactions Tape on that date. Due to Ms. Koeppel's promotion to executive vice president, she received another option grant on December 16, 2002 with an exercise price of $27.06, which was higher than the closing price of AEP Common Stock on that date. All options granted in 2002 will vest annually in equal amounts over a three-year period beginning on January 1, 2004. Options also fully vest upon termination due to retirement after one year from the grant date or due to disability or death and expire five years thereafter, or on their scheduled expiration date if earlier. Options may also vest as the result of a change-in-control of AEP (see discussion of the *Change-in-Control Agreements* on page 24). Options expire upon termination of employment for reasons other than retirement, disability or death, unless the Human Resources Committee determines that circumstances warrant continuation of the options for up to five years. Options are nontransferable.

(2) A total of 2,922,860 options were granted in 2002.

(3) Value was calculated using the Black-Scholes option valuation model. The actual value, if any, ultimately realized depends on the market value of AEP's Common Stock at a future date.

Significant assumptions for the grants on September 25, 2002 are shown below:

Stock Price Volatility	29.47%	Dividend Yield	6.13%
Risk-Free Rate of Return	3.51%	Option Term	7 years

Significant assumptions for the grant on December 16, 2002 are shown below:

Stock Price Volatility	32.20%	Dividend Yield	6.33%
Risk-Free Rate of Return	3.76%	Option Term	7 years

Aggregated Option Exercises in 2002 and Year-end Option Values

Name	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at 12-31-02(#)		Value of Unexercised In-The-Money Options at 12-31-02($)*	
			Exercisable	Unexercisable	Exercisable	Unexercisable
E. L. Draper, Jr.	—	—	233,333	816,667	-0-	94,500
T. V. Shockley, III	—	—	83,333	316,667	-0-	40,500
H. W. Fayne	—	—	66,666	221,334	-0-	23,760
H. K. Koeppel	1,300	12,578	7,033	104,667	-0-	23,760
S. Tomasky	—	—	66,666	221,334	-0-	23,760

* Based on the difference between the closing price of AEP Common Stock on the New York Stock Exchange Composite Transactions Tape on December 31, 2002 ($27.33) and the option exercise price. "In-the-money" means the market price of the stock is greater than the exercise price of the option on the date indicated.

Long-Term Incentive Plans — Awards In 2002

The performance share units set forth in the table below were awarded in 2002 pursuant to the Company's 2000 Long-Term Incentive Plan. Performance share units are equivalent to shares of AEP Common Stock. Dividends are reinvested at the closing price of the AEP Common Stock on the dividend payment date and produce additional performance share units for the same performance period. The value of performance share unit awards is dependent on the Company's total shareholder return for the 3-year performance period relative to the S&P electric utilities, the market price of AEP Common Stock at the end of the performance period, the value of dividends paid during the performance period and the AEP Common Stock price on each dividend payment date. The number of performance share units earned can vary between 0% and 200% of the initial award plus reinvested dividends.

The number of common stock equivalent units that may be earned at threshold, target and maximum performance levels, excluding any reinvested dividends, is shown in the table below. The Human Resources Committee may, at its discretion, reduce the number of performance share unit targets otherwise earned. In accordance with the performance goals established for the periods set forth below, the threshold, target and maximum awards are equal to 20%, 100% and 200%, respectively, of the performance share unit awards. No payment will be made for performance below the threshold.

Deferral of earned performance share units into phantom stock units (equivalent to shares of AEP Common Stock) is mandatory until the officer has met his or her stock ownership target discussed in the Human Resources Committee Report. Once this target is met, officers may elect to continue to defer earned performance share units or to receive subsequently earned awards in cash and/or Common Stock.

Name	Number of Performance Share Units	Performance Period Until Maturation or Payout	Estimated Future Payouts of Performance Share Units Under Non-Stock Price-Based Plan		
			Threshold (#)	Target (#)	Maximum (#)
E. L. Draper, Jr.	18,590	2002-2004	3,718	18,590	37,180
T. V. Shockley, III	9,820	2002-2004	1,964	9,820	19,640
H. W. Fayne	6,799	2002-2004	1,360	6,799	13,598
H. K. Koeppel	1,593	2002-2004	319	1,593	3,186
S. Tomasky	6,380	2002-2004	1,276	6,380	12,760

Retirement Benefits

AEP maintains qualified and nonqualified defined benefit ERISA pension plans for eligible employees. The tax-qualified plans are the American Electric Power System Retirement Plan (AEP Retirement Plan) and the Central and South West Corporation Cash Balance Retirement Plan (CSW Cash Balance Plan). The nonqualified plans are the American Electric Power System Excess Benefit Plan (AEP Excess Benefit Plan) (together with the AEP Retirement Plan, the AEP Plans) and the Central and South West Corporation Special Executive Retirement Plan (CSW SERP) (together with the CSW Cash Balance Plan, the CSW Plans), each of which provides (i) benefits that cannot be payable under the respective tax-qualified plans because of maximum limitations imposed on such plans by the Internal Revenue Code and (ii) benefits pursuant to individual agreements with certain AEP employees. The CSW Plans continue as separate plans for those AEP System employees who were participants in the CSW Cash Balance Plan as of December 31, 2000. Each of the executive officers named in the Summary Compensation Table (other than Mr. Shockley) participates in the AEP Plans. Mr. Shockley participates in the CSW Plans.

The benefit formula generally used for all plan participants (including the executive officers named in the Summary Compensation Table) to calculate benefit additions under the pension plans is a cash balance formula. When the cash balance formula was added to each plan, an opening balance was established for employees then participating under each plan's prior benefit formula (as further described below), using a number of factors as set forth in the appropriate plan. Under the cash balance formula, each participant has an account established (for record keeping purposes only) to which dollar amount credits are allocated each year based on a percentage of the participant's eligible pay not in excess of $1,000,000. The applicable percentage is determined by the participant's age and years of vesting service as of December 31 of each year (or as of the participant's termination date, if earlier). The following table shows the applicable percentage used to determine the annual dollar amount credits based on the sum of age and years of service indicated:

Sum of Age Plus Years of Service	Applicable Percentage
Less than 30	3.0%
30-39	3.5%
40-49	4.5%
50-59	5.5%
60-69	7.0%
70 or more	8.5%

All dollar amount balances in the cash balance accounts of participants earn a fixed rate of interest that is also credited annually. The interest rate for a particular year is the average rate of return of the 30-year Treasury Rate for November of the prior year. For 2002, the interest rate was 5.12%. Interest continues to be credited as long as the participant's balance remains in the plan.

Under the cash balance formula, an amount equal to the vested balance (including tax-qualified and nonqualified benefits) then credited to the account is payable to the participant in the form of an immediate or deferred lump-sum or an annuity or, with respect to the nonqualified benefits, in installments. Benefits (both from the tax-qualified plans and the nonqualified plans) under the cash balance formula are not subject to reduction for Social Security benefits or other offset amounts. The estimated annual benefit that would be payable under the cash balance formula to each of the executive officers named in the Summary Compensation Table as a single life annuity at age 65 is:

Name	Annual Benefit
E. L. Draper, Jr.	$666,100
T. V. Shockley, III	213,700
H. W. Fayne	255,400
H. K. Koeppel	188,400
S. Tomasky	281,600

These amounts are based on the following assumptions:

- Salary amounts shown in the *Salary* column for calendar year 2002 are used for the period from 2003 through the participant's age 65, with no subsequent adjustments in future years (other than Ms. Koeppel, whose eligible pay was projected at $425,000, which reflects her pay rate that was in effect as of December 31, 2002), plus annual incentive awards at the 2002 target level (as further described in the Board Human Resources Committee Report on Executive Compensation under the heading Annual Incentive on page 26).

- Conversion of the lump-sum cash balance to a single life annuity at age 65, based on an interest rate of 4.96% and the 1994 Group Annuity Reserving Table.

- Dr. Draper, Ms. Tomasky, Ms. Koeppel and Mr. Shockley have individual agreements with AEP that credit them with years of service in addition to their years of service with AEP as follows: Dr. Draper, 24 years; Ms. Tomasky, 20 years; and Ms. Koeppel, 15.25 years. Mr. Shockley has an agreement entered into with CSW prior to the merger with AEP under which he is entitled to a retirement benefit that will bring his credited years of service to 30 if he remains employed with AEP until age 60 or thereafter. The agreements for Dr. Draper and Ms. Koeppel each provide that their supplemental retirement benefits are reduced by pension entitlements, if any, from plans sponsored by prior employers.

In addition, certain employees who met certain defined criteria conditions continue to earn a benefit using the pension formula that had been maintained under their plans before the cash balance formula was implemented. Under the AEP Plans, the pension formula had been based upon a participant's final average pay. That final average pay benefit accrual formula will terminate on December 31, 2010. Only employees who have continuously participated in the AEP Plans since December 31, 2000 accrue retirement benefits under both the cash balance and final average pay formulas. Employees accruing benefits under both formulas whose employment has terminated may choose to receive their benefits in any of the forms permitted under the AEP Plans, and their benefits will be provided under the formula that provides the greater amount for the chosen form. The accrued benefit earned by an employee under the final average pay formula as of December 31, 2010 (the date the final average pay formula will be discontinued) is the minimum benefit an employee can receive from the AEP Plans after that time.

The final average pay formula under the AEP Plans uses compensation for the executive officers named in the Summary Compensation Table above (other than Mr. Shockley) consisting of the average of the 36 consecutive months of the officer's highest aggregate salary and Senior Officer Annual Incentive Compensation Plan awards, shown in the *Salary* and *Bonus* columns, respectively, of the Summary Compensation Table, out of the officer's most recent 10 years of service.

The following table shows the approximate annual annuities that would be payable to employees in certain higher salary classifications under the final average pay formula provided through the AEP Plans, assuming termination of employment on December 31, 2002 after various periods of service and with benefits commencing at age 65.

Pension Plan Table

Highest Average Annual Earnings	Years of Accredited Service					
	15	20	25	30	35	40
$ 300,000	$ 69,030	$ 92,040	$115,050	$138,060	$ 161,070	$ 181,020
400,000	93,030	124,040	155,050	186,060	217,070	243,670
500,000	117,030	156,040	195,050	234,060	273,070	306,320
600,000	141,030	188,040	235,050	282,060	329,070	368,970
700,000	165,030	220,040	275,050	330,060	385,070	431,620
1,000,000	237,030	316,040	395,050	474,060	553,070	619,570
1,200,000	285,030	380,040	475,050	570,060	665,070	744,870
2,000,000	447,030	636,040	795,050	954,060	1,113,070	1,246,020

The amounts shown in the table are the straight life annuities payable under the AEP Plans' final average pay formula without reduction for the joint and survivor annuity. Retirement benefits listed in the table are not subject to any further deduction for Social Security or other offset amounts. The retirement annuity is reduced 3% per year in the case of a termination of employment if an employee commences benefits between ages 55 and 62. If an employee terminates employment and commences benefits at or after age 62, there is no reduction in the retirement annuity.

As of December 31, 2002, for the executive officers named in the Summary Compensation Table (except for Mr. Shockley as discussed below in connection with the CSW Plans), the number of years of service applicable for the final average pay formula were as follows: Dr. Draper, 34.9 years; Mr. Fayne, 28.1 years; Ms. Tomasky, 24.5 years; and Ms. Koeppel, 17.8 years. The years of service for Dr. Draper, Ms. Tomasky and Ms. Koeppel include years of service provided by their respective agreements with AEP as described above in connection with the cash balance formula. The agreements for Dr. Draper and Ms. Koeppel each provide that their supplemental retirement benefits are reduced by pension entitlements, if any, from plans sponsored by prior employers.

Under the CSW Plans, certain employees who were 50 or over and had completed at least 10 years of service as of July, 1997, continued to earn a benefit under prior benefit formulas that are based on career average pay and final average pay. Of the executive officers named in the Summary Compensation Table, only Mr. Shockley is an eligible participant under the CSW Plans and has a choice following the termination of his employment to elect his benefit based on the cash balance formula or the prior pension formulas.

Under the CSW Plans, the estimated annual annuity payable to Mr. Shockley at age 65 under the final average pay formula computed as of December 31, 2002, is $183,600. The annual normal retirement benefit payable to Mr. Shockley under the final average pay formula is based on 1.67% of "Average Compensation" times the number of years of credited service (reduced by no more than 50 percent of his age 62 or later Social Security benefit), provided that the annual benefit would be increased annually based upon percentage increases in the consumer price index. "Average Compensation" equals the average annual compensation, reported as *Salary* in the Summary Compensation Table, during the 36 consecutive months of highest pay during the 120 months prior to retirement. Mr. Shockley has an agreement entered into with CSW prior to the merger with AEP under which he is entitled to a retirement benefit that will bring his credited years of service to 30 if he remains employed with AEP until age 60 or thereafter. Mr. Shockley's years of credited service and age, as of December 31, 2002, are 19 and 57.

In addition to the benefits described above, Mr. Fayne is the only executive officer named in the Summary Compensation Table who is eligible for certain supplemental retirement benefits if his pension benefits are adversely affected by amendments to the AEP Retirement Plan made as a result of the Tax Reform Act of 1986. Such benefits, if any, will be equal to any reduction occurring because of such amendments. If Mr. Fayne's employment would have terminated by December 31, 2002, he would not be eligible for any additional annual supplemental benefit.

AEP also made available a voluntary deferred-compensation program in 1986, which permitted certain members of AEP System management to defer receipt of a portion of their salaries. Under this program, a participant was able to annually defer up to 10% of his or her salary over a four-year period, and receive supplemental retirement or survivor benefit payments over a 15-year period. The amount of supplemental retirement payments received is dependent upon the amount deferred, age at the time the deferral election was made, and number of years until the participant retires. Mr. Fayne was the only executive officer named in the Summary Compensation Table who participated in this program. He deferred $9,000 of his salary annually over a four-year period and therefore qualified for supplemental retirement payments of $95,400 per year for fifteen years assuming he would retire at age 65.

Severance Plan and Change-In-Control Agreements

Severance Plan. In connection with the merger with Central and South West Corporation, AEP's Board of Directors adopted a severance plan on February 24, 1999, effective March 1, 1999, that included Mr. Fayne and Ms. Tomasky. The severance plan provided for payments and other benefits if, at any time before June 15, 2002 (the second anniversary of the merger consummation date), the officer's employment was terminated (i) by AEP without "cause" or (ii) by the officer because of a detrimental change in responsibilities or a reduction in salary or benefits. Both Mr. Fayne and Ms. Tomasky remained employed with AEP after June 15, 2002, such that the severance plan did not take effect for them. Under the severance plan, the officer would have received:

- A lump sum payment equal to three times the officer's annual base salary plus his or her target annual incentive under the Senior Officer Annual Incentive Compensation Plan.

- Maintenance for a period of three additional years of all medical and dental insurance benefits substantially similar to those benefits to which the officer was entitled immediately prior to termination, reduced to the extent comparable benefits are otherwise received.

- Outplacement services not to exceed a cost of $30,000 or use of an office and secretarial services for up to one year.

AEP's obligation for the payments and benefits under the severance plan was subject to the waiver by the officer of any other severance benefits that may have been provided by AEP. In addition, the officer would have agreed to refrain from the disclosure of confidential information relating to AEP.

Change-in-Control Agreements. AEP has change-in-control agreements with its executives, including all of the executive officers named in the Summary Compensation Table. If there is a "change-in-control" of AEP and the executive officer's employment is terminated (i) by AEP without "cause" or (ii) by the officer because of a detrimental change in responsibilities, a required relocation or a reduction in salary or benefits, these agreements provide for substantially the same payments and benefits as the severance plan with the following additions:

- Three years of service credited for purposes of determining non-qualified retirement benefits, with such credited service proportionately reduced to zero if termination occurs between ages 62 and 65.

- Payment, if required, to make the officer whole for any excise tax imposed by Section 4999 of the Internal Revenue Code.

Under these agreements, "change-in-control" means:

- The acquisition by any person of the beneficial ownership of securities representing 25% or more of AEP's voting stock;

- A change in the composition of a majority of the Board of Directors under certain circumstances within any two-year period; or

- Approval by the shareholders of the liquidation of AEP, disposition of all or substantially all of the assets of AEP or, under certain circumstances, a merger of AEP with another corporation.

In addition to the severance plan and the change-in-control agreements described above, the American Electric Power System 2000 Long-Term Incentive Plan authorizes the Human Resources Committee to include change-in-control provisions in an award agreement (defined in a manner similar to the change-in-control agreements described above). Such provisions may include one or more of the following: (1) the acceleration or extension of time periods for purposes of exercising, vesting in or realizing gains from any award; (2) the waiver or modification of performance or other conditions related to the payment or other rights under an award; (3) provision for the cash settlement of an award for an equivalent cash value; and (4) modification or adjustment to the award as the Committee deems appropriate to protect the interests of participants upon or following a change-in-control. The outstanding award agreements issued to the executive officers contain provisions that accelerate the vesting and exercise dates of unexercised options and that offer a cash settlement upon a change-in-control.

The AEP Excess Benefit Plan also provides that all accrued supplemental retirement benefits become fully vested upon a change-in-control.

Board Human Resources Committee Report
On Executive Compensation

The Human Resources Committee of the Board of Directors regularly reviews executive compensation policies and practices and evaluates the performance of management in the context of the Company's performance. None of the members of the Committee is or has been an officer or employee of any AEP System company or receives remuneration from any AEP System company in any capacity other than as a director.

The Human Resources Committee recognizes that the executive officers are charged with managing a large and diverse energy company with a balanced portfolio of energy assets during extremely challenging and difficult times for the industry.

AEP's executive compensation program is designed to maximize shareholder value, to support the implementation of the Company's business strategy and to improve both corporate and personal performance. The Committee's compensation policies supporting this program are:

- To pay in a manner that motivates both short- and long-term performance, focuses on meeting specified corporate goals and promotes the long-term interests of shareholders.

- To place a significant amount of compensation for senior executives at risk in the form of variable incentive compensation instead of fixed or base pay, with much of this risk similar to the risk experienced by other AEP shareholders.

- To establish compensation opportunities that enhance the Company's ability to attract, retain, reward, motivate and encourage the development

of exceptionally knowledgeable, highly qualified and experienced executives.

- To target compensation levels that are reflective of current market practices in order to maintain a stable, successful management team.

In carrying out its responsibilities, the Committee utilizes a nationally recognized independent consultant to provide information on current trends in executive compensation and benefits within the energy services industry and among U.S. industrial companies in general, and to provide recommendations to the Committee regarding AEP's compensation and benefits programs and practices.

The Committee annually reviews AEP's executive compensation program and practices relative to a Compensation Peer Group comprised of companies that represent the talent markets from which AEP must compete to attract and retain executives. The Committee annually reviews and adjusts the composition of the Compensation Peer Group to ensure that it provides appropriate compensation comparisons. For 2002, the Compensation Peer Group consists of 12 large and diversified energy services companies, plus 13 Fortune 500 companies, which, taken as a whole, approximately reflect the Company's size, scale, business complexity and diversity. (Please note: The Compensation Peer Group differs from the S&P 500 and the S&P Electric Utility indexes, which are used for financial comparison purposes in the graph titled "Comparison of Five Year Cumulative Total Return" on page 28 in this proxy statement.) The Committee generally uses the median pay range of the Compensation Peer Group as its benchmark but does consider other comparisons, such as industry-specific compensation surveys, when setting pay levels.

Stock Ownership Guidelines

The Committee believes that linking a significant portion of an executive's current and potential future net worth to the Company's success, as reflected in the stock price and dividends paid, gives the executive a stake similar to that of the Company's shareholders and further encourages long-term management strategies for the benefit of shareholders. Therefore, the Committee maintains stock ownership guidelines for senior management participants who receive performance share awards, described below, in order to further align executive and shareholder interests.

Under the guidelines, the target ownership of AEP Common Stock is directly related to the officer's corporate position, with the greatest ownership target for the chief executive officer. The current stock ownership targets for the executive officers named in the Summary Compensation Table are as follows: Chief Executive Officer (CEO), 45,000 shares; Chief Operating Officer, 20,000 shares; and other executive officers, 15,000 shares each. Those officers are expected to achieve their ownership target within a five-year period. Common Stock equivalents resulting from deferred compensation and contributions to the AEP System Retirement Savings Plan and the AEP System Supplemental Retirement Savings Plan are included in determining compliance with the ownership targets. Dr. Draper, Mr. Fayne and Mr. Shockley have met their stock ownership guidelines and all of the other executive officers named in the Summary Compensation Table are on target to meet their ownership guidelines within the specified time period. See the table on page 29 for actual ownership amounts.

Components of Executive Compensation

Base Salary. When reviewing base salaries, the Committee considers the pay practices of its Compensation Peer Group; the responsibilities, performance, and experience of each executive officer; reporting relationships; management recommendations; and the relationship of the base salaries of executive officers to the base salaries of other AEP employees. Base salaries are reviewed annually and adjusted, when and as appropriate, to reflect individual and corporate performance and changes within the Compensation Peer Group.

Base salary levels in 2002 for the CEO and the other executive officers of AEP named in the Summary Compensation Table approximated the median of AEP's Compensation Peer Group consistent with our policy to target the salaries of executive officers at that level and to place more emphasis on incentive compensation. For 2002, fixed base salary represented only about 30% of total compensation for executive vice presidents and less than 25% for the chief executive officer presuming target performance levels were achieved.

Annual Incentive. The primary purpose of annual incentive compensation is to motivate senior management to meet and exceed annual objectives that are part of the long-term strategic plan of the Company for maximizing shareholder value.

The annual Senior Officer Incentive Compensation Plan (SOIP) provides a variable, performance-based portion of the executive officers' total compensation.

SOIP participants are assigned an annual target award expressed as a percentage of their base salary for the period. In January 2002, the Committee established targets as follows: Dr. Draper, 75%; Mr. Shockley, 65%; and the other executive officers named in the compensation table, 60%.

SOIP awards for 2002 were based on the following pre-established performance measures:

- Earnings Per Share (1/3),
- Relative return on stockholder equity (1/3), and
- Annual strategic objectives (1/3), which include:
  - o Safety,
  - o Workforce Diversity, and
  - o Credit Quality.

Actual awards for 2002 could have varied from 0% to 216.7% of the target award based on performance. The maximum award was based on a maximum payout of 200% of target for each of the performances measures described above, except for Earnings Per Share, which had a maximum payout of 250% of target. Annual incentive payments are subject to reduction at the discretion of the Committee.

Despite performance that would have resulted in a 40%-50% payout, the Committee elected not to make Senior Officer Incentive Compensation Plan payments for 2002 due to the Company's overall financial performance.

Long-Term Incentive.   The primary purpose of longer-term, equity-based, incentive compensation is to motivate senior managers to maximize shareholder value by linking a portion of their compensation directly to shareholder return.

Long-term incentive awards to executive officers are made under the shareholder-approved American Electric Power System 2000 Long-Term Incentive Plan. This plan provides various types of long-term incentives and performance measures from which the Committee may select to provide the most effective incentives to Company management for achievement of the Company's strategies and goals. In 2002, the Committee awarded long-term incentive compensation to executive officers as described below.

Stock Options

The Committee considers stock options to be an integral component of AEP's total compensation package for executive officers and anticipates that it will continue to make prudent use of stock options for executive officers and other selected employees in the future.

The Committee periodically establishes guidelines for stock option awards for each executive officer level. These guidelines are established at levels that, in combination with the other components of AEP's executive compensation program, provide compensation that approximates the median of AEP's Compensation Peer Group for each officer level. For 2002, these guidelines were set as annual grant targets rather than two- to three-year grant targets as had been the case in past years.

The Committee also considers each executive officer's current performance and potential future contribution to the Company in determining the number of stock options to grant to each executive officer. Accordingly, in 2002, the Committee granted the number of stock options to the executive officers shown in the Summary Compensation Table on page 19.

Performance Shares

The Committee has annually granted target performance share awards to senior AEP management for the three-year performance period beginning January 1st of the current year. Performance share awards are earned based on AEP's subsequent three-year total shareholder return measured relative to the S&P electric utility index with at least median performance required to earn the target award. The value of performance share awards ultimately earned for a performance period can range from 0%-200% of the target value plus accumulated dividends. In January 2002, the Committee established targets equal to the same percentages of base salaries as those for the SOIP, as previously described.

Payments of earned performance share awards are initially deferred in the form of phantom stock units (equivalent to shares of AEP Common Stock) until the participant has met his or her stock ownership target. Such deferrals continue until at least their termination of employment. Once participants reach their respective stock ownership target, they may then elect either to defer subsequent awards into AEP's deferred compensation plan, which offers returns equivalent to various market based investment options including AEP stock equivalents, or to receive further earned performance share awards in cash and/or Common Stock. The performance share targets and a further description of performance share awards are shown under *Long-Term Incentive Plans—Awards in 2002* on page 20.

AEP's total shareholder return for the 2000-2002 performance period ranked 20th relative to the S&P peer utilities, which falls below the minimum level required for an award payout. Therefore, no performance shares were awarded for the three-year period ending December 31, 2002.

Tax Policy on Deductibility of Compensation

The Committee has considered the impact of Section 162(m) of the Internal Revenue Code, which provides a limit on the deductibility of compensation in excess of $1,000,000 paid in any year to the Company's chief executive officer or any of its other four executive officers named in the Summary Compensation Table who are serving as such at the end of the year. It is the Committee's intention to qualify incentive compensation for tax deductibility under Section 162 (m) to the extent that this objective is consistent with sound executive compensation principles.

Award payments under the AEP 2000 Long-Term Incentive Plan have been structured to be exempt from the deduction limit because they are made pursuant to a shareholder-approved, performance-driven plan.

Award payments under the SOIP are not eligible for the performance-based exemption and the deduction limit does apply to such awards. However, because Dr. Draper is contributing to the savings program and has elected to defer his annual incentive awards to dates past his retirement from the Company (providing an exemption from the deduction limit), the Committee has not deemed it necessary at this time to qualify compensation paid pursuant to the SOIP for deductibility under Section 162(m). The Committee may decide to do so in the future.

No executive officer named in the Summary Compensation Table had taxable compensation paid in 2002 in excess of the deduction limit and all such compensation was fully deductible. The Committee intends to continue to evaluate the impact of this Code restriction.

Human Resources Committee Members
John P. DesBarres, Chair
Robert W. Fri
William R. Howell
Donald G. Smith

Comparison of Five Year Cumulative Total Return*
AEP, S&P 500 Index & S&P Electric Utility Index**



The total return performance shown on the graph above is not necessarily indicative of future performance.

Auditors

On the recommendation of the Audit Committee, the Board of Directors has appointed the accounting firm of Deloitte & Touche LLP as independent auditors of AEP for the year 2003. Representatives of Deloitte & Touche LLP will be present at the meeting and will have an opportunity to make a statement if they desire to do so. They also will be available to answer appropriate questions.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by Deloitte & Touche LLP for the audit of the Company's annual financial statements for the years ended December 31, 2002 and December 31, 2001, and fees billed for other services rendered by Deloitte & Touche LLP during those periods. Certain amounts for 2001 have been reclassified to conform to the 2002 presentation.

	2001	2002
Audit Fees(1)	$ 6,041,000	$ 8,354,000
Audit-Related Fees(2)	1,372,000	2,252,000
Tax Fees(3)	4,959,000	5,192,000
All Other Fees(4)	454,000	1,902,000
TOTAL	$12,826,000	$17,700,000

(1) Audit fees consisted of audit work performed in the preparation of financial statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits.

(2) Audit related fees consisted principally of audits of employee benefit plans, audits in connection with acquisitions and dispositions and unbundling audits of prior years in connection with corporate separation.

(3) Tax fees consisted principally of tax compliance, tax advice and tax planning.

(4) All other fees in 2002 consisted principally of advisory services in connection with process efficiency improvements.

The Audit Committee has considered whether the provision of services other than audit services by Deloitte & Touche LLP and its global affiliates is compatible with maintaining that firm's independence and the Committee believes that this provision of services is compatible with maintaining Deloitte & Touche LLP'S independence.

Share Ownership of Directors and Executive Officers

THE FOLLOWING TABLE sets forth the beneficial ownership of AEP Common Stock and stock-based units as of January 1, 2003 for all directors as of the date of this proxy statement, all nominees to the Board of Directors, each of the persons named in the Summary Compensation Table and all directors and executive officers as a group. Unless otherwise noted, each person had sole voting and investment power over the number of shares of AEP Common Stock and stock-based units of AEP set forth across from his or her name. Fractions of shares and units have been rounded to the nearest whole number.

Name	Shares	Stock Units(a)	Options Exercisable Within 60 Days	Total
E. R. Brooks	68,515(b)	2,992	47,947	119,454
D. M. Carlton	7,432	2,992	—	10,424
J. P. DesBarres	5,000(c)	4,199	—	9,199
E. L. Draper, Jr.	5,368(b)(c)	117,803	466,666	589,837
H. W. Fayne	6,454(b)(d)	12,362	133,333	152,149
R. W. Fri	3,000	4,934	—	7,934
W. R. Howell	1,692	4,663	—	6,355
L. A. Hudson, Jr.	1,853(e)	7,199	—	9,052
H. K. Koeppel	223	342	16,666	17,231
L. J. Kujawa	2,328(e)	8,665	—	10,993
R. L. Sandor	1,092	3,828	—	4,920
T. V. Shockley, III	44,401(b)(d)(e)	—	166,666	211,067
D. G. Smith	2,500	5,428	—	7,928
L. G. Stuntz	1,500(c)	8,184	—	9,684
K. D. Sullivan	—	7,640	—	7,640
S. Tomasky	1,116(b)	6,126	133,333	140,575
All directors, nominees and executive officers as a group (18 persons)	251,027(d)(f)	198,790	1,139,610	1,589,427

(a) This column includes amounts deferred in stock units and held under AEP's various director and officer benefit plans.

(b) Includes the following numbers of share equivalents held in the AEP Retirement Savings Plan: Mr. Brooks, 47,669; Dr. Draper, 4,659; Mr. Fayne, 5,804; Mr. Shockley, 7,104; Ms. Tomasky, 1,116; Ms. Koeppel, 223; and all directors and executive officers, 69,686.

(c) Includes the following numbers of shares held in joint tenancy with a family member: Mr. DesBarres, 5,000; Dr. Draper, 661; and Ms. Stuntz, 300.

(d) Does not include, for Messrs. Fayne and Shockley and Ms. Tomasky, 85,231 shares in the American Electric Power System Educational Trust Fund over which Messrs. Fayne and Shockley and Ms. Tomasky share voting and investment power as trustees (they disclaim beneficial ownership). The amount of shares shown for all directors and executive officers as a group includes these shares.

(e) Includes the following numbers of shares held by family members over which beneficial ownership is disclaimed: Dr. Hudson, 750; Mr. Kujawa, 28; and Mr. Shockley, 496.

(f) Represents less than 1% of the total number of shares outstanding.

Section 16(a) Beneficial Ownership Reporting Compliance

SECTION 16(a) of the Securities Exchange Act of 1934 requires AEP's executive officers and directors to file initial reports of ownership and reports of changes in ownership of Common Stock of AEP with the Securities and Exchange Commission. Executive officers and directors are required by SEC regulations to furnish AEP with copies of all reports they file. Based solely on a review of the copies of such reports furnished to AEP and written representations from AEP's executive officers and directors during the fiscal year ended December 31, 2002, AEP notes that Robert W. Fri, Lester A. Hudson, Jr. and Kathryn D. Sullivan, directors, did not timely report acquisitions of 1,200 Stock Units on December 1, 2002, although each of them reported the acquisitions shortly thereafter.

Share Ownership of Certain Beneficial Owners

SET FORTH BELOW are the only persons or groups known to AEP as of December 31, 2002, with beneficial ownership of five percent or more of AEP Common Stock.

| | AEP Shares | |
Name, Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
AXA Financial, Inc., parent holding company of Alliance Capital Management L.P. and The Equitable Life Assurance Society of the U.S. 1290 Avenue of the Americas New York, NY 10104 AXA Rosenberg Investment Management LLC 4 Orinda Way Orinda, CA 94563	30,946,161(a)	9.1%
Capital Research and Management Company 333 South Hope St. Los Angeles, CA 90071	27,963,000(b)	8.3%

(a) Based on the Schedule 13G jointly filed with the SEC, AXA, as a parent holding company of AXA Conseil Vie Assurance Mutuelle, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, AXA Rosenberg Investment Management LLC and AXA Financial, Inc., parent holding company of Alliance Capital Management L.P., an investment adviser, and The Equitable Life Assurance Society of the U.S., an insurance company and an investment adviser, reported that they have sole voting power for 14,935,436 shares, shared voting power for 3,813,181 shares, sole dispositive power for 30,946,161 shares.

(b) Based on the Schedule 13G, Capital Research and Management Company, an investment adviser, reported that it has sole dispositive power for 27,963,000 shares.

Shareholder Proposals

TO BE INCLUDED in AEP's proxy statement and form of proxy for the 2004 annual meeting of shareholders, any proposal which a shareholder intends to present at such meeting must be received by AEP, attention: Susan Tomasky, Secretary, at AEP's office at 1 Riverside Plaza, Columbus, OH 43215 by November 24, 2003.

For any proposal intended to be presented by a shareholder without inclusion in AEP's proxy statement and form of proxy for the 2004 annual meeting, the proxies named in AEP's form of proxy for that meeting will be entitled to exercise discretionary authority on that proposal unless AEP receives notice of the matter by February 4, 2004. However, even if notice is timely received, the proxies may nevertheless be entitled to exercise discretionary authority on the matter to the extent permitted by Securities and Exchange Commission regulations.

Solicitation Expenses

THE COSTS of this proxy solicitation will be paid by AEP. Proxies will be solicited principally by mail and the Internet, but some telephone, telegraph or personal solicitations of holders of AEP Common Stock may be made. Any officers or employees of the AEP System who make or assist in such solicitations will receive no compensation, other than their regular salaries, for doing so. AEP will request brokers, banks and other custodians or fiduciaries holding shares in their names or in the names of nominees to forward copies of the proxy-soliciting materials to the beneficial owners of the shares held by them, and AEP will reimburse them for their expenses incurred in doing so at rates prescribed by the New York Stock Exchange. Morrow & Co., Inc. will assist in the solicitation of proxies by AEP for a fee of $12,000, plus reasonable out-of-pocket expenses.

AMERICAN ELECTRIC POWER COMPANY, INC.
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
CHARTER

I. PURPOSE

The Audit Committee (the "Committee") shall:

A. Provide assistance to the Board of Directors in fulfilling its responsibilities to the shareholders, potential shareholders and investment community with respect to its oversight of:

   (i)   The quality and integrity of the corporation's financial statements;
   (ii) The corporation's compliance with financial reporting related legal and regulatory requirements;
   (iii) The independent auditor's qualifications and independence; and
   (iv) The performance of the corporation's internal audit function and independent auditors.

B. Prepare the report that SEC rules require be included in the corporation's annual proxy statement.

II. STRUCTURE AND OPERATIONS

A. Composition and Qualifications

The Committee shall be comprised of three or more members of the Board of Directors, each of whom is determined by the Board of Directors to be "independent" under the rules of the New York Stock Exchange, Inc. and the Sarbanes-Oxley Act (and any rules promulgated thereunder).

All members of the Committee shall have a working familiarity with basic finance and accounting practices (or acquire such familiarity within a reasonable period after his or her appointment) and at least one member must be a "financial expert" under the requirements of the Sarbanes-Oxley Act (and any rules promulgated thereunder).

No member of the Committee shall receive compensation from the corporation other than director's fees for service as a director of the corporation, including reasonable compensation for serving on Committees and regular benefits that other directors receive.

B. Appointment and Removal

The members of the Committee shall be appointed by the Board of Directors and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board of Directors.

C. Chairman

The Board of Directors will appoint the Chairman of the Committee. The Chairman shall be entitled to cast a vote to resolve any ties. The Chairman will chair all regular sessions of the Committee and set the agendas for Committee meetings.

III. MEETINGS

The Committee shall meet at least quarterly, or more frequently as circumstances dictate or as requested by the Company's independent auditors, chief accounting officer or manager of internal audits. As part of its goal to foster open communication, the Committee shall periodically meet separately with each of management, the manager of the internal auditing department, the independent auditors and the Board to discuss any matters that the Committee or each of these groups believe would be appropriate to discuss privately. In addition, the Committee should meet with the independent auditors and management quarterly to review the corporation's financial statements in a manner consistent with that outlined in Section IV of this Charter. The Chairman of the Board or any member of the Committee may call meetings of the Committee. Meetings of the Committee may be held telephonically.

All non-management directors that are not members of the Committee may attend meetings of the Committee but may not vote. Additionally, the Committee may invite to its meetings any director, management of the corporation and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

IV. RESPONSIBILITIES AND DUTIES

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in Section I of this Charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board of Directors from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority to retain outside legal, accounting or other advisors for this purpose, including the authority to approve the fees payable to such advisors and any other terms of retention.

The Committee shall be given full access to the corporation's internal audit group, Board of Directors, corporate executives and independent accountants as necessary to carry out these responsibilities. While acting within the scope of its stated purpose, the Committee shall have all the authority of the Board of Directors.

Notwithstanding the foregoing, the Committee is not responsible for certifying the corporation's financial statements or guaranteeing the auditor's report. The fundamental responsibility for the corporation's financial statements and disclosures rests with management and the independent auditors.

A. <u>Documents/Reports Review</u>

1. Review with management and the independent auditors prior to public dissemination the corporation's annual audited financial statements and quarterly financial statements, including the corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a discussion with the independent auditors of the matters required to be discussed by Statement of Auditing Standards No. 61.

2. Review and discuss with management and the independent auditors the corporation's earnings press releases (paying particular attention to the use of any "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee's discussion in this regard may be general in nature (i.e., discussion of the types of information to be disclosed and the type of presentation to be made) and need not take place in advance of each earnings release or each instance in which the corporation may provide earnings guidance.

3. Perform any functions required to be performed by it or otherwise appropriate under applicable law, rules or regulations, the corporation's by-laws and the resolutions or other directives of the Board, including review of any certification required to be reviewed in accordance with applicable law or regulations of the SEC.

B. <u>Independent Auditors</u>

1. Responsibility for the appointment, compensation, retention and oversight of the work of the independent auditor engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the corporation. The independent auditor reports directly to the Committee. These oversight responsibilities include the au-

thority to retain (or to terminate) the outside auditor. In addition, in connection with these oversight responsibilities, the Committee has ultimate authority to approve all audit engagement fees and terms, as well as all significant non-audit engagements of the independent auditor.

2.   Evaluate, at least annually, the qualifications, performance and independence of the independent auditors, including an evaluation of the lead partner. In conducting its review and evaluation, the Committee should:

(a)   Obtain and review a written report by the corporation's independent auditor describing: (i) the auditing firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditing firm, and any steps taken to deal with any such issues; and (iii) to assess the auditor's independence, all relationships between the independent auditor and the corporation;

(b)   Ensure the rotation of partner rules are met and consider whether there should be regular rotation of the audit firm itself.

C.   Financial Reporting Process

1.   In consultation with the independent auditors, management and the internal auditors, review the integrity of the corporation's financial reporting processes, both internal and external. In that connection, the Committee should obtain and discuss with management and the independent auditor, reports from management and the independent auditor regarding: (i) critical accounting policies and practices to be used by the corporation; (ii) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including alternative treatments of financial information within generally accepted accounting principles that have been discussed with the corporation's management, the ramifications of the use of the alternative disclosures and treatments, and the treatment preferred by the independent auditor; (iii) major issues regarding accounting principles and financial statement presentations, including any significant changes in the corporation's selection or application of accounting principles; (iv) major issues as to the adequacy of the corporation's internal controls and any specific audit steps adopted in light of material control deficiencies; (v) any other material written communications between the independent auditor and the corporation's management; and (vi) internal auditing, accounting and financial controls.

2.   Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the corporation.

3.   Review with the independent auditor (i) any audit problems or other difficulties encountered by the auditor in the course of the audit process, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management and (ii) management's responses to such matters. Without excluding other possibilities, the Committee may wish to review with the independent auditor (i) any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise), (ii) any significant communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement and (iii) any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditor to the corporation.

D. Legal Compliance/General

　　1.　Review periodically, with the corporation's counsel, any legal matter that could have a significant impact on the corporation's financial statements.

　　2.　Discuss with management and the independent auditors the corporation's guidelines and policies with respect to risk assessment and risk management. The Committee should discuss the corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures.

　　3.　Set clear hiring policies for employees or former employees of the independent auditors.

　　4.　Establish procedures for: (i) the receipt, retention and treatment of complaints received by the corporation regarding accounting, internal controls over financial reporting, or auditing matters; and (ii) the confidential, anonymous submission by employees of the corporation of concerns regarding questionable accounting or auditing matters.

　　5.　Supervise on a continuing basis the implementation of the AEP Corporate Compliance Program, including reporting by the chief compliance officer, the development of specific programs of legal compliance in various important areas of concern to the operation of AEP System companies, and the designation of successor chief compliance officers.

E. Reports

　　1.　Prepare all reports required to be included in the corporation's proxy statement, pursuant to and in accordance with applicable rules and regulations of the SEC.

　　2.　Report regularly to the full Board of Directors including:

　　　　(i)　with respect to any issues that arise with respect to the quality or integrity of the corporation's financial statements, the corporation's compliance with legal or regulatory requirements, the performance and independence of the corporation's independent auditors or the performance of the internal audit function;

　　　　(ii)　following all meetings of the Committee; and

　　　　(iii)　with respect to such other matters as are relevant to the Committee's discharge of its responsibilities.

The Committee shall provide such recommendations as the Committee may deem appropriate. The report to the Board of Directors may take the form of an oral report by the Chairman or any other member of the Committee designated by the Committee to make such report.

　　3. Maintain minutes or other records of meetings and activities of the Committee.

V.　ANNUAL PERFORMANCE EVALUATION

The Committee shall evaluate, at least annually, the performance of the Committee and its members. In addition, the Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any modifications to this Charter. The Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.



AMERICAN ELECTRIC POWER®

1 Riverside Plaza
Columbus, OH 43215 2378



